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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM
                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                             OR 15d-17 THEREUNDER


                          THE MORNINGSTAR GROUP INC.
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                (Exact name of issuer as specified in charter)

                   5956 SHERRY LANE  SUITE 1800  DALLAS, TX
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                   (Address of principal executive offices)


Issuer's telephone number, includeing area code         (214) 360-4700
                                                --------------------------------


                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any changes (increase or decrese) of five percent or more in the number of shares outstanding:


1.  Title of security                     Common Stock
                     -----------------------------------------------------------

2.  Number of shares outstanding before the change        15,234,161
                                                  ------------------------------

3.  Number of shares outstanding after the change         14,466,667
                                                 -------------------------------

4.  Effective date of change              March 6, 1996
                            ----------------------------------------------------

5.  Method of change: Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                      ACQUISITION OF STOCK FOR TREASURY
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Give brief description of transaction        OPEN MARKET TRANSACTIONS
                                     -------------------------------------------

             PURSUANT TO PREVIOUSLY DISCLOSED REPURCHASE PROGRAM
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                         II. CHANGE IN NAME OF ISSUER

1.   Name prior to change
                         -------------------------------------------------------

2.   Name after change
                      ----------------------------------------------------------

3.   Effective date of charter amendment changing name
                                                      --------------------------

4.   Date of shareholder approval of change, if required
                                                        ------------------------

Date        MARCH 14, 1996                         /S/ DARRON K. ASH - CFO
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                                               (Officer's signature and title)